UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

NOTICE TO SHAREHOLDERS

Distribution of Dividends

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meetings held on September 24 and 25, 2014, approved the Board of Executive Officers proposal, according to the meeting held on September 23, 2014, to declare and pay, ad referendum of the General Annual Meeting to be held on 2015, of  the Company´s Interim Dividends, in the amount of two hundred and twenty million Reais (R$ 220,000,000.00), corresponding to:

Shares	Interim Dividends (amount per share)
ON	R$ 0.027773794985
PN	R$ 0.030551174481
Unit(*)	R$ 0.058324969466

(*) 1 (one) Unit corresponds of 1 (one) ordinary share and 1(one) preferred share

The shareholders entitled for the Interim Dividends will be the ones registered in the Company’s books at the end of September 25, 2014, including. Therefore as of September 26, 2014, including, the Company’s shares shall be traded “Ex-Dividends”.

The amount of Interim Dividens here approved shall be fully included in the mandatory dividend to be distributed by the Company referring to the fiscal year 2014, and both will be paid as of February 26, 2015, without any compensation of monetary restatement.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank.

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

São Paulo, September 25, 2014.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 25, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer